SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 27 June 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN, AUSTRALIA OR ANY OTHER STATE OR JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL.

27 June 2019

BT Group intends to repurchase up to £80 million of shares from Orange

Orange has today announced its intention to offer approximately 248 million shares in BT Group plc (BT) to institutional investors by means of an accelerated bookbuild offering (the Offering). The Offering represents approximately 2.5% of BT's issued share capital. Following the offering, Orange will no longer be a shareholder in BT.

BT has committed to participate in the Offering and has placed an order to repurchase shares up to a maximum total value of £80 million (the Repurchase), consistent with its policy of offsetting the dilutive effect of employee share options.

The Repurchase is subject to the satisfaction or waiver by BT of a number of conditions, including the successful completion of the Offering and that the offer price does not exceed the maximum amount per share allowed under the relevant shareholder approval given at the BT annual general meeting on 11 July 2018.

BT intends to hold the shares acquired in the Repurchase in treasury.

The offer price and final number of shares sold will be determined by Orange at the conclusion of the bookbuilding process and will be announced by Orange and BT separately. The Repurchase is expected to settle on 2 July 2019.

-     ENDS -

Enquiries

Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 27 June 2019